As filed with the Securities and Exchange Commission on April 18, 2023

Registration No. 333-261059

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Post-Effective Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

DIRECT DIGITAL HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	7370	83-0662116
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1177 West Loop South, Suite 1310

Houston, TX 77027

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark Walker

Chairman and Chief Executive Officer

Keith Smith

President

1233 West Loop Suite 1170

Houston, TX 77027

(832) 402-1051

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Phyllis Young, Esq.

Stephen E. Older, Esq.

Rakesh Gopalan, Esq.

McGuireWoods LLP

1251 Avenue of the Americas, 20th Floor

New York, New York 10020

(212) 548-2100

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. x (333-261059)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

This Post-Effective Amendment No. 2 shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 (this “Amendment”) to the Registration Statement on Form S-1 of Direct Digital Holdings, Inc. (File No. 333-261059) (the “Registration Statement”) is being filed as an exhibit-only filing solely to include the consent of Marcum LLP with respect to its report dated April 17, 2023 relating to the financial statements of Direct Digital Holdings, Inc. contained in its Annual Report on Form 10-K for the year ended December 31, 2022, filed herewith as Exhibit 23.1. Accordingly, this Amendment consists only of the facing page, this explanatory note, Item 16 of Part II of the Registration Statement, the signature pages to the Registration Statement, and the Exhibit 23.1. The report of Marcum LLP was filed in the Prospectus Supplement No. 2 dated April 17, 2023 filed pursuant to Rule 424(b)(3). The prospectus, as supplemented, and the balance of Part II of the Registration Statement are unchanged hereby and have been omitted

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and Financial Statements.

(a)	Exhibits. The following exhibits are being filed herewith:

Incorporated by Reference
Exhibit No.	Description	Form	File Number	Date	Exhibit No.	Filed herewith

23.1	Consent of Marcum LLP					X

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on this 18th day of April, 2023.

Date: April 18, 2023	DIRECT DIGITAL HOLDINGS, INC.

	By:	/s/ Mark D. Walker
Mark D. Walker, Chairman and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mark Walker and Keith Smith, and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ Mark D. Walker	Chief Executive Officer, Chairman and Director (Principal Executive Officer)	April 18, 2023
Mark Walker

/s/ Keith Smith	President and Director	April 18, 2023
Keith Smith

/s/ Susan Echard	Chief Financial Officer (Principal Financial and Accounting Officer)	April 18, 2023
Susan Echard

/s/ Richard Cohen	Director	April 18, 2023
Richard Cohen

/s/ Antoinette R. Leatherberry	Director	April 18, 2023
Antoinette R. Leatherberry

/s/ Mistelle Locke	Director	April 18, 2023
Mistelle Locke